06005196

SECUR... EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 48775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BlackRock Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Bellevue Parkway
(No. and Street)

Wilmington	DE	19809
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig D. Stokarski (302) 791 - 3053
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

1700 Market Street, 25th Floor	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/22

OATH OR AFFIRMATION

I, Craig D. Stokarski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BlackRock Distributors, Inc., as of and for the year ended December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

JOSEPH J. DOROVICH
NOTARY PUBLIC
STATE OF DELAWARE
My Commission Expires May 28, 2006

2-23-06

Signature

Financial and Operations Principal

Title

Notary Public Dated: 2/23/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BlackRock Distributors, Inc.
(SEC I.D. No. 8-48775)

Independent Auditors' Report and
Supplemental Report on Internal Control

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2005

Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

BlackRock Distributors, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Financial Statements and
Supplementary Information

For the Year ended December 31, 2005

Contents

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Blackrock Distributors, Inc.

We have audited the following financial statements of Blackrock Distributors, Inc., (a wholly owned subsidiary of PFPC Distributors, Inc.) (the "Company") for the year ended December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2005, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934.

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2006

BlackRock Distributors, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Financial Condition

December 31, 2005

Assets		
Cash	$	5,048,704
Accounts receivable		145,833
Prepaid expenses		20,471
Investment income receivable		18,185
Deferred tax asset		21
Total assets	$	5,233,214
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable	$	3,877,903
Intercompany payable		20,500
Accrued expenses		1,845
Income taxes payable		6,992
Other liabilities		86,163
Total liabilities		3,993,403
Stockholder's equity:		
Common stock, $0.01 par value, 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		984,273
Retained earnings		255,537
Total stockholder's equity		1,239,811
Total liabilities and stockholder's equity	$	5,233,214

The accompanying notes are an integral part of these financial statements.

BlackRock Distributors, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Income

For the Year Ended December 31, 2005

Revenues:	
Distribution fees	$ 16,723,344
Service fees	350,000
Investment income	153,103
Total revenue	17,226,447
Expenses:	
Distribution expenses	16,723,344
Allocated support services	207,630
Professional and other services	71,323
General office expenses	3,320
Total expenses	17,005,617
Income before income taxes	220,830
Provision for income taxes	91,083
Net income	$ 129,747

The accompanying notes are an integral part of these financial statements.

BlackRock Distributors, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2005

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances at January 1, 2005	100	$ 1	$ 984,273	$ 125,790	$ 1,110,064
Net income	-	-	-	129,747	129,747
Balances at December 31, 2005	100	$ 1	$ 984,273	$ 255,537	$ 1,239,811

The accompanying notes are an integral part of these financial statements.

BlackRock Distributors, Inc.

(A Wholly-owned subsidiary of PFPC Distributors, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2005

Cash flows from operating activities:		
Net income		$ 129,747
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred tax benefit	$ (21)	
Changes in assets and liabilities:		
Increase in accounts receivable	(116,667)	
Decrease in prepaid expenses	753	
Increase in investment income receivable	(10,685)	
Increase in accounts payable	1,665,991	
Increase in intercompany payable	163	
Decrease in accrued expenses	(1,700)	
Decrease in income taxes payable	(1,862)	
Increase in other liabilities	2	
Total adjustments		1,535,974
Net cash provided by operating activities		1,665,721
Net increase in cash		1,665,721
Cash at beginning of year		3,382,983
Cash at end of year		$ 5,048,704
Supplemental cash flows disclosure:		
Income tax payments		$ 92,965

The accompanying notes are an integral part of these financial statements.

1. Organization

BlackRock Distributors, Inc. (the "Company") is a wholly-owned subsidiary of PFPC Distributors, Inc. ("PFPCDI") and an indirect wholly-owned subsidiary of PFPC Inc. (the "Parent"), PFPC Trust Company ("Trust Co.") and The PNC Financial Services Group, Inc. ("PNC" or the "Corp."), a publicly traded company. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers.

The Company serves solely as distributor and principal underwriter to BlackRock Funds (the "Funds") and, as a result, substantially all of the Company's revenues are earned from the Funds (See Note 5).

2. Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results may differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940 ("'40 Act"). Short-term investments are carried at fair value.

Accounts Receivable - Accounts receivable includes amounts due from client for the performance of distribution and support services.

Income Taxes - The liability method is used in accounting for income taxes whereby deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse (See Note 4).

Revenue Recognition - Revenue from service fees, as described in Note 1, is recognized in the period the service is rendered. The Company earns distribution fee revenue from various funds based on a percentage of outstanding net assets of certain classes of shares of such funds. Monies from distribution fees are generally remitted to external brokers who distribute the shares of these funds to investors. The revenue and expense associated with these fees are included as "Distribution fees" and "Distribution expenses," respectively, in the statement of income.

2. Significant Accounting Policies (continued)

Investment Income - Investment income includes income earned on cash and cash equivalents and is recognized when earned.

Out-of-Pocket Expenses - The Company records reimbursements from clients for out-of-pocket expenses in accordance with Emerging Issues Task Force Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred." Companies that provide services as part of their central ongoing operations generally incur incidental expenses that, in practice, are commonly referred to as "out-of-pocket" expenses. These expenses often include, but are not limited to, expenses related to travel, telecommunications, postage, delivery and bank depository charges. In many cases, the Company and the client agree that the client will reimburse the Company for the actual amount of such expenses incurred. Reimbursements received for out-of-pocket expenses incurred are characterized as "Service fees," while the expenses are included within "Professional and other services" in the statement of income.

Fair Value of Financial Instruments - Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," requires the disclosure of the estimated fair values of financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments, as defined by SFAS 107. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions.

SFAS 107 requires that the fair value of financial instruments be estimated using various valuation methodologies. Quoted market prices, when available, are used as the measure of fair value. The estimated fair value of financial instruments that have a short-term maturity may approximate the carrying amount of such financial instruments.

The Company's financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximated estimated fair value. The Company considers the amounts recorded for the financial instruments on the statement of financial condition to be reasonable estimates of fair value.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule also requires that aggregate indebtedness not exceed 15 times net capital. The SEC requirements provide that

3. Net Capital Requirements (continued)

equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2005, the Company had net capital of $972,512, which was $706,286 in excess of the required net capital of $266,226. The Company's resulting ratio of aggregate indebtedness to net capital was 4.11 to 1.

The Company has complied with the exemptive provisions of SEC Rule 15c3-3(k)(1), limiting business to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

4. Income Taxes

The operating results of the Company are included in the consolidated U.S. Federal tax return of the Corp. and its subsidiaries. For state income tax purposes, the Company files on a separate company basis. Federal income taxes are calculated as if the Company filed a separate federal income tax return.

The income tax expense included in the statement of income as determined in accordance with SFAS No. 109, "Accounting for Income Taxes," is as follows:

At December 31, 2005	
Current income taxes:	
Federal	$73,530
State	17,574
Total current income taxes	91,104
Deferred income taxes:	
Federal	8
State	(29)
Total deferred income taxes	(21)
Total income tax provision	$91,083

The provision for federal income taxes is different from the amount which would be provided by applying the federal statutory income tax rate of 35 percent to income before income taxes, primarily as a result of state income taxes. The Company does not have any significant temporary differences.

The deferred income tax asset of $21 was included on the statement of financial condition.

5. Related Party Transactions

Related party revenues of $17,073,344 were generated by providing distribution and administrative support services to affiliated open-end investment companies. At December 31, 2005, $145,833 of revenue was accrued for services performed for affiliated open-end investment companies. This balance was included in "Accounts receivable" on the statement of financial condition.

The financial statements are prepared from the separate records maintained by the Company. The Company shares office space and equipment with the Parent, which is under common control of the Corp. Accordingly, the Company has been charged for such shared costs. The Parent, the Corp. and certain other affiliates provide administrative, legal, human resource and other general support services, the cost of which is also allocated to the Company. For the year ended December 31, 2005, these allocations totaled $209,992, which are included in "Allocated support services," "Professional and other services" and "General office expenses" in the statement of income. At December 31, 2005, amounts payable to the Parent totaled $20,500, which are included in "Intercompany payable" on the statement of financial condition.

The income taxes payable of $6,992, as recorded on the statement of financial condition, is an intercompany payable. For the year ended December 31, 2005, income tax payments of $92,965 were paid to the Corp. and Trust Co.

The Company is party to a Master Sale and Servicing agreement with an affiliate, PNC Investment Corp. ("PNCIC"). Under this agreement, PNCIC advances commissions on B and C share funds to third parties in exchange for rights to future cash flows collected by the funds.

The members of the Board of Directors of the Company are employees of the Parent or Trust Co. For the year ended December 31, 2005, the Board members did not receive any remuneration for their services.

6. Commitments and Contingencies

The Company is involved in litigation arising in the ordinary course of business. Management believes that the Company has adequate defenses and/or insurance coverage against litigation and that the outcome of these proceedings, individually or in the aggregate, will not have a material adverse effect upon the Company's financial position, results of operations or cash flows.

Supplementary Information

BlackRock Distributors, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2005

Net Capital:		
Stockholder's equity		$ 1,239,811
Deduction for nonallowable assets:		
Accounts receivable		145,833
Prepaid expenses		20,471
Deferred tax asset		21
Net capital before haircuts on securities positions		1,073,486
Haircuts on securities:		
Investment in money market mutual fund (2% of $5,048,704)		100,974
Net capital		$ 972,512
Aggregate Indebtedness:		
Items included on statement of financial condition:		
Accounts payable	$ 3,877,903	
Intercompany payable	20,500	
Accrued expenses	1,845	
Income taxes payable	6,992	
Other liabilities	86,163	
Total aggregate indebtedness	$ 3,993,403	
Computation of Basic Net Capital Requirement:		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25,000)		$ 266,226
Net capital in excess of required minimum		$ 706,286
Excess net capital @ 1000% (net capital less 10% of aggregate indebtedness)		$ 573,171
Ratio of aggregate indebtedness to net capital		4.11 to 1

Statement Pursuant to SEC Rule 17a-5(d)(4):

A reconciliation of the above computation to the computation of net capital under SEC Rule 15c3-1, as of December 31, 2005, filed by BlackRock Distributors, Inc. in its FOCUS Part IIA Report is not required as the computations are not materially different.

BlackRock Distributors, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Computation for Determination of Reserve Requirement and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2005

The Company has elected the exemption under Rule 15c3-3(k)(1) of the Securities and Exchange Commission, limiting business to the distribution of mutual funds and /or variable life insurance or annuities. At December 31, 2005, the Company held no customer funds and had no required deposit.

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

February 23, 2006

BlackRock Distributors, Inc.
301 Bellevue Parkway
Wilmington, DE 19809

In planning and performing our audit of the financial statements of BlackRock Distributors, Inc., (a wholly owned subsidiary of PFPC Distributors, Inc.) (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 23, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP